INVESTMENT ADVISORY AGREEMENT

dated September 19, 2017

between Two Roads Shared Trust and Regents Park Funds, LLC

EXHIBIT A

As amended: February 2, 2022

Fund	Investment Advisory Fee	Effective Date
Affinity World Leaders Equity ETF	0.47%	September 19, 2017
Anfield Diversified Alternatives ETF	0.80%	September 19, 2017
Anfield Universal Fixed Income ETF	0.75%	June 13, 2018
Anfield U.S. Equity Sector Rotation ETF	0.80%	November 17, 2019
Anfield Dynamic Fixed Income ETF	0.80%	November 17, 2019
Anfield Capital Management Extended Yield ETF	0.80%	March 4, 2020
APEX Global Healthcare ETF	0.75%	June 28, 2021
Regents Park Hedged Market Strategy ETF	0.70%	February 2, 2022

TWO ROADS SHARED TRUST,

On behalf of the Funds included herein on Exhibit A

By: /s/ Richard Malinowski

Name: Richard Malinowski

Title: Vice President

REGENTS PARK FUNDS, LLC

By: /s/ David Young

Name: David Young

Title: Chief Executive Officer